

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2018

Yao-Te Wang
Director
Mercari Communications Group, Ltd.
Hongxing International Business Building 2, 14th FL
No. 69 Qingyun South Ave.
Jinjiang District
Chengdu City, Sichuan Province
China

    Re: Mercari Communications Group, Ltd.
      Current Report on Form 8-K
      Filed December 14, 2017
      File No. 000-17284

Dear Mr. Wang:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K filed December 14, 2017

Item 2.01 Completion of Acquisition of Disposition of Assets, page 1

1. Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between the company and its affiliates (including prior management and promoters), on one hand, and AiXin (BVI) International Group Co., Ltd. and its affiliates and promoters, on the other, prior to the execution of the Share Exchange Agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they

received for their roles.

2.   Please discuss why you structured the reverse acquisition in the manner you did, starting with China Concentric purchasing 96.5% of the company's outstanding common stock from Algodon Wines & Luxury Development Group, Inc. followed by Mr. Quanzhong Lin purchasing 65% of your outstanding common stock from China Concentric.

Business, page 2

3.   You refer to a group of professionals that you use to evaluate potential new products before marketing and selling them. You also refer to nutritional counselors. Please disclose more information about the nature of these professionals. For example, explain what type of professional qualifications they have and whether they have any professional background or training in nutrition. Clarify whether these individuals are employees of the company. In this regard, we note that on page 6, under "Employees," you disclose only that you have personnel in sales and public relations. Also disclose the nature of the third-party reports you rely upon.

Client Base, page 4

4.   Please disclose how many of your existing clients are preferred clients and how many are client distributors. Describe the process of signing up and whether the clients are specifically identified as either a preferred client or client distributor. Describe how the benefits, including discounts and commissions, differ for each type of client.

Regulation of Nutritional Products, page 5

5.   For each of your 20 products, please disclose if you market them as health foods or general foods. For those you market as health foods, disclose whether the manufacturer has obtained the appropriate license. In this regard, we note your disclosure that, as a secondary distributor, you may be held liable if you were to distribute a product that had not been properly tested and registered with government authorities. We also note your disclosure on page 4 that "[o]nly after we have determined that a product is safe, manufactured in conformance with appropriate standards, and has a basis for the claims made, do we recommend a product to our clients."

Direct Selling Regulations, page 6

6.   Please revise to clarify the nature of the regulations on direct selling, which you state on page 4 result in "restrictions on direct selling and multi-level commissions" in China. Explain how each material provision relates to your operations and how you comply with those regulations.

Risk Factors
Our Key Executives do not devote full time . . . , page 9

7.   Please clarify the percentage of his business time that Mr. Quanzhong Lin currently devotes to the company.

Results of Operations, page 26

8.   We note your disclosure that the 72% decrease in net sales was "primarily due to reduction in promotional and marketing activities in response to the government's policy of strengthening the supervision of health products industry for avoiding false advertisement and unlawful marketing approach." Please revise your discussion of net sales or, alternatively, your "Overview" section to discuss more fully how the PRC government's actions specifically led to the material decrease in net sales. Also discuss whether you believe your net sales will continue to be impacted and what steps you are taking to address these challenges.

Liquidity and Capital Resources, page 28

9.   In your first Risk Factor you state that you will require "significant expenditures in the foreseeable future to fund our ongoing operations and future growth." Please revise to clarify the extent to which you expect to have sufficient internal sources of liquidity over the next 12 months or longer, particularly in light of the 72% decrease in net sales in fiscal 2017, net losses and negative cash flows from operating activities..

Directors and Executive Officers, page 33

10.   Please revise your discussion of Mr. Quanzhong Lin's business experience to provide greater detail regarding his business activities during the last five years. Provide a sufficient basis for your statement that he is "a highly successful entrepreneur in China."

Restrictions on the Use of Rule 144 by Shell Companies and Former Shell Companies, page 41

11.   Please revise to clarify that Rule 144 is not available for the resale of any shares initially issued by shell companies like yourself, not just shares issued to promoters or affiliates. Therefore, no shares issued by the company may be resold pursuant to Rule 144 until after December 14, 2018.

(b) Pro Forma Financial Information, page 71

12.   Please expand the disclosure for your pro forma adjustments to showing in detail how the values for the adjustment to each line item were determined. Also, tell us why you include adjustment (A) for $3,617,927 in the Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016. It appears that this transaction may

not meet the criteria for a pro forma adjustment since it does not seem to have a continuing impact. Please refer to the guidance for pro forma information in Article 11 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

Division of Corporation Finance
Office of Telecommunications

cc: Vincent J. McGill